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August 5, 2022		SINGAPORE
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VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xperi, Inc.
Amendment No. 3 to
Draft Registration Statement on Form 10
Submitted July 13, 2022
CIK No. 0001788999

Dear Sir or Madam:

We are in receipt of your comment letter dated July 27, 2022 (the “Comment Letter”), regarding Amendment No. 3 to the Draft Registration Statement on Form 10 (the “Amendment No. 3”) confidentially submitted on July 13, 2022 by Xperi, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”). We submit herewith a revised copy of the above-referenced Registration Statement (“Amendment No. 4”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the SEC contained in the Comment Letter.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 4. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 4.

Division of Corporation Finance

Securities and Exchange Commission

August 5, 2022

Amendment No. 3 to Draft Registration Statement on Form 10

Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 70

Comment 1:

Please revise to quantify each Management adjustment and indicate whether it represents a synergy or dis-synergy. In this regard, you disclose four bulleted categories but do not quantify each category. Also, revise to disclose the method of calculation for each adjustment, the material assumptions used and any material limitations. To the extent that a Management adjustment depicts both synergies and dis-synergies, each should be quantified separately. Lastly, consider whether the second and third bullet points include several different adjustments that perhaps should be separately quantified. Refer to Rule 11-02(a)(7) of Regulation S-X.

Response 1:

In response to the Staff’s comment, the Company has updated the management adjustments disclosure on pages 71-72 of Amendment No. 4 to quantify each management adjustment and provided the required disclosures under Rule 11-02(a)(7)(ii)(D).

Comment 2:

We note that the reconciliations on page 71 begin with pro forma condensed combined net loss. Please revise to reconcile from pro forma net loss attributable to the controlling interest. Refer to Rule 11-02(a)(7)(ii)(A) of Regulation S-X.

Response 2:

In response to the Staff’s comment, the Company has updated the Unaudited pro forma condensed combined financial information disclosure to reconcile from pro forma net loss attributable to the controlling interest on pages 73-74 of Amendment No. 4 under Rule 11-02(a)(7)(ii)(A) of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for (Benefit from) Income Taxes, page 86

Comment 3:

We note the revised disclosure in response to prior comment 2. In order to facilitate comparability, please revise to provide more comprehensive disclosure for 2020 and 2019, similar to that which you provided for 2021.

Division of Corporation Finance

Securities and Exchange Commission

August 5, 2022

Response 3:	In response to the Staff’s comment, the Company has provided disclosure for 2020 and 2019 on pages 89-90 of Amendment No. 4, similar to that which it provided for 2021.

Description of Material Indebtedness, page 141

Comment 4:	To the extent material, please file as an exhibit the debt agreement for the $50 million senior unsecured promissory note.

Response 4:	In response to the Staff’s comment, the Company has filed the debt agreement for the $50 million senior unsecured promissory note as an exhibit.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (650) 470-4620 or Gregg Noel at (650) 470-4540.

Sincerely,

/s/ Mike Ringler
Mike Ringler

cc:	Kathleen Collins, Accounting Branch Chief
Christine Dietz, Senior Staff Accountant
Kathleen Krebs, Special Counsel
Jan Woo, Legal Branch Chief
Paul Davis, Chief Legal Officer and Corporate Secretary, Xperi Holding Corporation
Mike Ringler, Skadden, Arps, Slate, Meagher & Flom, LLP
Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom, LLP

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